Exhibit 1.01
Cyberonics, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2014

This Conflict Minerals Report of Cyberonics, Inc. (this "Report") has been prepared for the reporting period from January 1, 2014 to December 31, 2014 of Cyberonics, Inc. pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule").  The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement disclosure and reporting requirements pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act").  The Act defines conflict minerals as cassiterite (tin), columbite-tanlite (tantalum), gold, wolframite (tungsten), or their derivatives ("Conflict Minerals").  The "Covered Countries" for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.  The Rule imposes certain reporting requirements on SEC registrants who manufacture or contract to manufacture products that include Conflict Minerals, if such Conflict Minerals are necessary to the functionality or production of the products.

If a registrant has reason to believe that any of the conflict minerals necessary to the functionality or production of their products may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals' source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

This Report is not audited as the Rule provides that if a registrant's products are "Conflict Undeterminable" for the reporting period of 2013 or 2014, this Report is not subject to an independent private sector audit.

1.	Company Overview

This Report has been prepared by the management of Cyberonics.  It does not include the activities of variable interest entities that are not required to be consolidated.

Cyberonics is a medical technology company with core expertise in neuromodulation.  The company developed and markets the VNS Therapy System®, which is FDA-approved for the treatment of medically refractory epilepsy and treatment-resistant depression.  The VNS Therapy System uses an implanted medical device that delivers pulsed electrical signals to the vagus nerve.  Cyberonics offers the VNS Therapy System in selected markets worldwide.  Cyberonics also has CE Mark for the VITARIA™ System which provides autonomic regulation therapy for the treatment of chronic heart failure.

Our VNS Therapy System and our VITARIA System include the following:

●	an implantable pulse generator to provide appropriate stimulation to the vagus nerve;
●	a lead that conducts current pulses from the pulse generator to the vagus nerve;
●	a surgical instrument to assist with the implant procedure;
●	equipment to enable the treating physician to set the pulse generator stimulation parameters for the patient;
●	instruction manuals; and
●	in the VNS Therapy System, magnets to suspend or induce stimulation manually.

Additional information on Cyberonics, the VNS Therapy System and the VITARIA System is available at www.cyberonics.com.

2.	Our Policy and Team

We strive to conduct our activities in a manner that reflects our mission and Code of Conduct – which includes being a good corporate citizen, dealing fairly in business, behaving ethically, supporting a safe and healthy workplace, doing business in an environmentally responsible manner, and complying with applicable law. We are committed to ensuring that our supply chain reflects our values and beliefs, including adherence to principles of responsible sourcing for materials for our products. As part of our commitment, Cyberonics supports the goals and objectives of Section 1502 of the Dodd Frank Act that requires public companies to determine the sourcing of conflict minerals used in their products.  We expect our suppliers to support our efforts to comply with the Dodd Frank Act and to proactively identify and make every effort to eliminate the use of any conflict minerals in our supply chain. In addition, we expect our suppliers to conduct business operations in an ethical manner and to comply with all applicable laws related to environmental responsibility, workplace health and safety, and human resources.

3.	Report Overview

In accordance with the Rule and Form SD, Cyberonics conducted a good faith reasonable country of origin inquiry ("RCOI") with respect to Conflict Minerals contained in our products to determine which of our products contained Conflict Minerals necessary to the functionality or production of such products.  Based on our RCOI, we have reason to believe that certain Conflict Minerals may have been originated in the Covered Countries, and we have reason to believe that such Conflict Minerals may not be from recycled or scrap sources.  As a result, we conducted due diligence on the source and chain of custody of those Conflict Minerals contained in our products in accordance with the internationally recognized due diligence framework as set forth in the Organisation for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) and related supplements for gold, tin, tantalum and tungsten.

4.	Due Diligence Process

a.	Establish strong management systems

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Internal Team: Cyberonics established a cross-functional management structure comprised of representatives from finance, operations, audit, and legal to continue its due diligence measures and to further mitigate the risk that the Conflict Minerals contained in Cyberonics' products originate in the Covered Countries.  This group meets on a regular basis to ensure compliance with the Rule and prepare for the annual report.

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Supplier Engagement: Cyberonics maintains strong engagement with its suppliers via supplier approvals and supplier quality assessments. Cyberonics also informed relevant suppliers that it is subject to the Rule and has encouraged their cooperation in responding to relevant surveys.

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Contract Terms: As part of our due diligence efforts and risk management plan, to the extent not already present, we intend to include a clause in our supplier contracts that requires the suppliers to provide information about the sourcing of conflict minerals and smelters and to ensure that suppliers are conducting due diligence on the source and chain of the conflict minerals. We expect it will take several years to ensure that all our supplier contracts contain appropriate flow-down clauses as our contracts with our suppliers are frequently long-term contracts and we cannot unilaterally impose new contract terms and flow-down requirements. Therefore, we expect to add these new provisions as our contracts are renewed or when entering into new contracts.

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Maintain Records: Cyberonics maintains a database that contains, among other things, internal documentation relating to in-house reviews; supplier correspondence and responses; IHS Global Inc. ("IHS")[1] due diligence reports; and an IHS matrix and summary sheet of all suppliers with relevant data points.  These records are managed in accordance with our document retention policies.

1 We worked directly with our partner, IHS Global Inc., to source and process Conflict Minerals information by supplier.

b.	Identify and asses risk in the supply chain

IHS circulated an EICC GeSI conflict minerals survey template designed to facilitate disclosure and communication of information regarding smelters that provide material to a company's supply chain. It includes questions regarding a supplier's conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the supplier and its suppliers use. The template also contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.

During the RCOI process, we identified 65 suppliers that manufactured or were contracted to manufacture products containing Conflict Minerals in 2014.  Of the suppliers surveyed, responses were tracked and reported on a weekly basis. As of May 29, 2015, we received responses from 89.2% of the suppliers surveyed. Our due diligence process included reviewing the responses against developed criteria to determine which responses require further investigation with suppliers.  IHS assessed the reasonableness of the suppliers' responses and ran a series of administrative, red flag, and cross-reference checks to uncover inconsistencies or risk in the suppliers' responses.

c.	Design and implement a strategy to respond to identified risks

Per the above, Cyberonics thoroughly vets its suppliers during quality assessments and maintains open communications with them to ensure they understand our expectations as they relate to the Rule.

During the course of our annual review, if suppliers fail to respond to IHS inquiries in a reasonable amount of time, a Cyberonics Senior Manager personally investigates, thus resulting in our suppliers' high response rate.

d.	Carry out independent third-party audit of smelters/refiners' due diligence practices

Cyberonics does not purchase minerals directly from mines, smelters or refiners and therefore must rely on our direct suppliers to provide information on the origin of the minerals contained in components and materials supplied to us or products manufactured for us.  Accordingly, Cyberonics does not perform or direct audits of these entities within its supply chain.

e.	Report annually on supply chain due diligence

This Conflict Minerals Report has been filed with the U.S. Securities and Exchange Commission and is available for review at www.cyberonics.com.

5.	Conclusion

After exercising the due diligence described above, Cyberonics was unable to determine whether or not each of our products qualify as "DRC conflict free," as defined under the Rule. Accordingly, the Company has reasonably determined that each of its products is "DRC conflict undeterminable," as defined in the Rule.